SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 1)*

                                  BLUEFLY, INC.
                                ________________
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 Per Share
                     _______________________________________
                         (Title of Class of Securities)

                                    096227103
                                 ______________
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                 _______________________________________________
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 26, 1999
                      ____________________________________
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                               Page 1 of 14 Pages

                                                              Page 2 of 14 Pages

                                  SCHEDULE 13D

CUSIP No. 096227103

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  QUANTUM INDUSTRIAL PARTNERS LDC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  WC

5        Check Box If Disclosure of Legal  Proceedings  Is Required  Pursuant to
         Items 2(d) or 2(e)        [ ]

6        Citizenship or Place of Organization

                  Cayman Islands

                           7        Sole Voting Power
  Number of                                 848,400
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   848,400
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            848,400

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                           [x]

13       Percent of Class Represented By Amount in Row (11)

                                    14.75%

14       Type of Reporting Person*

                  OO; IV


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 3 of 14 Pages

                                  SCHEDULE 13D

CUSIP No. 096227103

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  QIH MANAGEMENT INVESTOR, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  AF

5        Check Box If Disclosure of Legal  Proceedings  Is Required  Pursuant to
         Items 2(d) or 2(e)        [ ]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of                                 848,400
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
   Each
  Reporting                9        Sole Dispositive Power
   Person                                   848,400
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            848,400

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                            [x]

13       Percent of Class Represented By Amount in Row (11)

                                    14.75%

14       Type of Reporting Person*

                  PN; IA


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 4 of 14 Pages

                                  SCHEDULE 13D

CUSIP No. 096227103

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  QIH MANAGEMENT, INC.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  AF

5        Check Box If Disclosure of Legal  Proceedings  Is Required  Pursuant to
         Items 2(d) or 2(e)        [ ]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of                                 848,400
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
   Each
  Reporting                9        Sole Dispositive Power
   Person                                   848,400
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            848,400

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                             [x]

13       Percent of Class Represented By Amount in Row (11)

                                    14.75%

14       Type of Reporting Person*

                  CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 5 of 14 Pages

                                  SCHEDULE 13D

CUSIP No. 096227103

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  SOROS FUND MANAGEMENT LLC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  AF

5        Check Box If Disclosure of Legal  Proceedings  Is Required  Pursuant to
         Items 2(d) or 2(e)        [ ]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of                                 848,400
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   848,400
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            848,400

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                         [x]

13       Percent of Class Represented By Amount in Row (11)

                                    14.75%

14       Type of Reporting Person*

                  OO; IA


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 6 of 14 Pages

                                  SCHEDULE 13D

CUSIP No. 096227103

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  GEORGE SOROS (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  AF

5        Check Box If Disclosure of Legal  Proceedings  Is Required  Pursuant to
         Items 2(d) or 2(e)        [ ]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
  Number of                                 27,790
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  848,400
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   27,790
    With
                           10       Shared Dispositive Power
                                            848,400

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            876,190

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                              [ ]

13       Percent of Class Represented By Amount in Row (11)

                                    15.16%

14       Type of Reporting Person*

                  IA


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 7 of 14 Pages

                                  SCHEDULE 13D

CUSIP No. 096227103

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  STANLEY F. DRUCKENMILLER (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  AF

5        Check Box If Disclosure of Legal  Proceedings  Is Required  Pursuant to
         Items 2(d) or 2(e)        [ ]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
  Number of                                 0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  848,400
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            848,400

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            848,400

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                            [x]

13       Percent of Class Represented By Amount in Row (11)

                                    14.75%

14       Type of Reporting Person*

                  IA


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 8 of 14 Pages

                  This Amendment No. 1 to Schedule 13D relates to shares of Common Stock, $0.01 par value per share (the "Shares"), of Bluefly, Inc. (the "Issuer"). This Amendment No. 1 supplementally amends the initial statement on
Schedule 13D dated August 6, 1999 (the "Initial Statement") filed by the Reporting Persons (as defined herein). This Amendment No. 1 is being filed by the Reporting Persons to report that, as a result of the recent acquisition of securities convertible into Shares of the Issuer pursuant to the exercise of an existing purchase obligation, the number of Shares of which the Reporting Persons may be deemed to be the beneficial owners has increased by more than one percent. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.


Item 2.  Identity and Background.

         This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

         i)       Quantum Industrial Partners LDC ("QIP");

         ii)      QIH Management Investor, L.P. ("QIHMI");

         iii)     QIH Management, Inc. ("QIH Management");

         iv)      Soros Fund Management LLC ("SFM LLC");

         v)       Mr. George Soros ("Mr. Soros"); and

         vi)      Mr. Stanley F. Druckenmiller ("Mr. Druckenmiller").

         This Statement relates to the Shares held for the accounts of QIP and SFM Domestic Investments LLC ("SFM Domestic Investments").

         Updated information concerning the Managing Directors of SFM LLC is attached hereto as Annex A.

Item 3.           Source and Amount of Funds or Other Consideration.

                  QIP expended approximately $4,260,440 of its working capital to purchase the securities reported herein as being acquired since August 6, 1999, the date of filing of the last statement on Schedule 13D. SFM Domestic Investments expended approximately $139,560 of its working capital to purchase the securities reported herein as being acquired since August 6, 1999, the date of filing of the last statement on Schedule 13D.

                  The securities held for the accounts of QIP and SFM Domestic Investments may be held through margin accounts maintained with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms' credit policies. The positions which may be held in the margin accounts, including the Shares, are pledged as collateral security for the repayment of debit balances in the respective accounts.

                                                              Page 9 of 14 Pages


Item 4.  Purpose of Transaction.

                  All of the securities reported herein as having been acquired for or disposed of from the accounts of QIP and/or SFM Domestic Investments were acquired or disposed of for investment purposes. Neither the Reporting Persons nor, to the best of their knowledge, any of the other persons identified in response to Item 2, has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of
Schedule 13D.

                  The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

                  Neal Moszkowski ("Mr. Moszkowski"), an employee of SFM LLC and a non-managing member of SFM Domestic Investments, has been named a director of the Issuer. As a director of the Issuer, Mr. Moszkowski may have influence over the corporate activities of the Issuer, including activities which may relate to transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

                           (a)      (i) Each of QIP, QIHMI, QIH Management,  SFM
LLC and Mr. Druckenmiller may be deemed the beneficial owner of 848,400 Shares (approximately 14.75% of the total number of Shares which would be outstanding assuming the conversion of all of the Series A Preferred Shares held for the account of QIP). This number includes 848,400 Shares issuable upon conversion of 445,410 Series A Preferred Shares held for the account of QIP.

                                    (ii) Mr. Soros may be deemed the  beneficial
owner of 876,190 Shares (approximately 15.16% of the total number of Shares which would be outstanding assuming the conversion of all of the Series A Preferred Shares held for the accounts of QIP and SFM Domestic Investments). This number includes (A) 848,400 Shares issuable upon conversion of 445,410 Series A Preferred Shares held for the account of QIP and (B) 27,790 Shares issuable upon conversion of 14,590 Series A Preferred Shares held for the account of SFM Domestic Investments.

                           (b)      (i) Each of QIP,  QIHMI,  QIH Management and
SFM LLC (by virtue of the QIP contract) may be deemed to have the sole power to direct the voting and disposition of the 848,400 Shares held for the account of QIP (assuming the conversion of all of the Series A Preferred Shares held for the account of QIP).

                                    (ii) Mr.  Soros and Mr.  Druckenmiller  as a
result of their positions with SFM LLC may be deemed to have the shared power to direct the voting and disposition of the 848,400 Shares held for the account of QIP (assuming the conversion of all of the Series A Preferred Shares held for the account of QIP).

                                    (iii) Mr.   Soros  in   his  capacity  as  a
managing member of SFM Domestic Investments may be deemed to have the sole power to direct the voting and disposition of the 27,790 Shares held for the account of SFM Domestic Investments (assuming the conversion of all of the Series A Preferred Shares held for the account of SFM Domestic Investments).

                           (c)      Except for the transactions  listed on Annex
B hereto, there have been no transactions effected with respect to the Shares since August 6, 1999 (the date of filing of the last statement on Schedule 13D)

                                                             Page 10 of 14 Pages


by any of the Reporting Persons.

                           (d)      (i)  The  shareholders  of  QIP,   including
Quantum Industrial Holdings, Ltd., a British Virgin Islands international business company, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of QIP in accordance with their ownership interests in QIP.

                                    (ii)   Certain   members  of  SFM   Domestic
Investments have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of SFM Domestic Investments.

                           (e)      Not applicable.

                           Mr.    Moszkowski   was   issued   director   options
exercisable for 5,000 Shares on August 26, 1999.

                                                             Page 11 of 14 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: September 2, 1999

                                QUANTUM INDUSTRIAL PARTNERS LDC


                                By:     /S/ MICHAEL C. NEUS
                                        ----------------------------------------
                                        Michael C. Neus
                                        Attorney-in-Fact


                                QIH MANAGEMENT INVESTOR, L.P.

                                By:     QIH Management, Inc.,
                                        its General Partner


                                        By:  /S/ MICHAEL C. NEUS
                                             -----------------------------------
                                             Michael C. Neus
                                             Vice President


                                QIH MANAGEMENT, INC.


                                By:     /S/ MICHAEL C. NEUS
                                        ----------------------------------------
                                        Michael C. Neus
                                        Vice President


                                SOROS FUND MANAGEMENT LLC


                                By:     /S/ MICHAEL C. NEUS
                                        ----------------------------------------
                                        Michael C. Neus
                                        Assistant General Counsel


                                GEORGE SOROS


                                By:     /S/ MICHAEL C. NEUS
                                        ----------------------------------------
                                        Michael C. Neus
                                        Attorney-in-Fact

                                                             Page 12 of 14 Pages



                                STANLEY F. DRUCKENMILLER


                                By:     /S/ MICHAEL C. NEUS
                                        ----------------------------------------
                                        Michael C. Neus
                                        Attorney-in-Fact

                                                             Page 13 of 14 Pages


                                     ANNEX A


                  The following is a list of all of the persons (other than Stanley Druckenmiller) who serve as Managing Directors of SFM LLC. /1/


Scott K. H. Bessent
Walter Burlock
L. Kevin Dann
Gary Gladstein
Duncan Hennes
Ron Hiram
Sheldon Kasowitz
David N. Kowitz
Carson Levit
Alexander C. McAree
Steven Okin
Frank Sica
Sean C. Warren

         Each of the above-listed persons is a United States citizen whose principal occupation is serving as Managing Director of SFM LLC, and each has a business address c/o Soros Fund Management LLC, 888 Seventh Avenue, 33rd Floor, New York, New York 10106.

         To the best of the Reporting Persons' knowledge:

                  (a) None of the above persons hold any Shares. /1/

                  (b) None of the above persons has any contracts, arrangements, understandings or relationships with respect to the Shares. /1/









____________________
/1/ Certain persons may have an interest in SFM Domestic Investments.

                                                             Page 14 of 14 Pages

                                     ANNEX B

                    RECENT TRANSACTIONS IN THE SECURITIES OF
                                  BLUEFLY, INC.


                                      Date of          Nature of           Number of
For the Account of                  Transaction       Transaction         Securities     Price
------------------                  -----------       -----------         ----------     -----

QIP                                 8/26/99           Exercise of         213,022/1/     /2/
                                                      an existing
                                                      purchase
                                                      obligation.


SFM Domestic Investments            8/26/99           Exercise of         6,978/1/       /3/
                                                      an existing
                                                      purchase
                                                      obligation.

-------------------------

/1/ Series A Preferred Shares.
/2/ Total consideration of $4,260,440 was paid for the securities for the account of QIP.
/3/ Total consideration of $139,560 was paid for the securities for the account of SFM Domestic Investments.

